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August 30, 2019

VIA EDGAR

Kate McHale, Esq.

Tracey Houser

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	US Ecology Parent, Inc.
Registration Statement on Form S-4
File No. 333-232930

Dear Ms. McHale and Ms. Houser:

On behalf of US Ecology Parent, Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 28, 2019 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-4 (Registration No. 333-232930), as filed with the Commission on August 1, 2019 (the “Registration Statement”).  In connection with the response to the Comment Letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.  All page references are to page numbers in Amendment No. 1.

Form S-4

General

1.              Please provide the consent of the financial advisors that rendered the fairness opinions. Refer to Question 141.01 of our Securities Act Sections Compliance and Disclosure Interpretations.

The Company respectfully refers the Staff to Exhibits 99.3 (Consent of BofA Securities, Inc.) and 99.4 (Consent of Evercore, Inc.) of the Registration Statement previously filed. Consents of BofA Securities, Inc. and Evercore, Inc. also have been filed with respect to Amendment No. 1 as Exhibits 99.3 (Consent of BofA Securities, Inc.) and 99.4 (Consent of Evercore, Inc.) of Amendment No. 1, respectively.

August 30, 2019 Page 2

Questions and Answers About the Mergers and the Special Meetings

Q. What is the value of the merger consideration, page 2

2.              Please disclose the exchange ratio in this section.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 2 of Amendment No. 1.

Summary

Interests of US Ecology Directors and Executive Officers in the Mergers

Interests of NRCG Directors and Executive Officers in the Mergers, page 21

3.              Please quantify and summarize the interests to which you refer.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 21 of Amendment No. 1.

Risk Factors

Executive officers and directors of each of US Ecology and NRCG may have certain interests in the Mergers..., page 42

4.              Please revise the language that says executive officers “may have interests” and “these interests include, but are not limited to” in order to give shareholders an overview of the risk.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 41 of Amendment No. 1.

US Ecology Proposals

NRCG Proposals, page 60

5.              For each proposal, provide investors with a more fulsome overview, rather than referring investors to the merger agreement. Please make this change for both companies.

August 30, 2019 Page 3

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 59, 60, 69 and 70 of Amendment No. 1.

Background of the Mergers, page 74

6.              We note in April and May, NRCG discussed the use of a collar provisions with Evercore.  Please disclose why the Board decided not to pursue a collar.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly on page 75 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Calculation of Estimated Merger Consideration and Preliminary Purchase Price

Allocation, page 171

7.              Please disclose the fair value and weighted average depreciation period of property and equipment by category.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly in “Note 2. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation” of the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” starting on page 172 of Amendment No. 1.

8.              Please provide a discussion of the fair value methodologies along with the material assumptions used to estimate the fair value of each category of intangible assets identified.

The Company acknowledges the Staff’s comment and has revised the footnotes to the disclosure accordingly in “Note 2. Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation” of the “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” starting on page 172 of Amendment No. 1.

Exhibits

9.              Please refer to Exhibit 23.4 and include the city and state for Jaynes, Reitmeier, Boyd & Therrell, P.C.

The Company acknowledges the Staff’s comment. Jaynes, Reitmeir, Boyd & Therrell P.C. has included its city and state in its consent filed as Exhibit 23.4 to Amendment No. 1.

* * * * *

August 30, 2019 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2621.

Sincerely,

/s/ Stephen M. Leitzell
Stephen M. Leitzell

cc:	Jay Ingram, Esq., Securities and Exchange Commission
Jeffrey R. Feeler, US Ecology Parent, Inc.
Wayne R. Ipsen, US Ecology Parent, Inc.
Thomas E. Gottsegen, NRC Group Holdings Corp.
Michael Darby, Dechert LLP
Alain A. Demarkar, Jones Day LLP
W. Stuart Ogg, Jones Day LLP